July 25, 2006

Via Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3561
Mail Stop 3561

Attn.:	Michael Moran,
Branch Chief

Re:	Gift Liquidators, Inc.
Item 4.01 Form 8-K filed June 30, 2006
SEC File No. 0-50675

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the "Commission") to Item 4.01 of the Current Report on Form 8-K of Gift Liquidators, Inc. (the "Company"), filed June 30, 2006 (the "Form 8-K"), by letter dated July 3, 2006 to Mr. David Mladen, the Company's President, and have set forth below the Company’s responses. The responses correspond to the numbered items in the Commission’s letter. For your convenience, we have also inserted each of your comments above the corresponding response. After reviewing these comments, please advise us if you believe the Company needs to revise the Form 8-K.

1.	Please provide us with a copy of the correspondence in which your former auditors advised you of certain material weaknesses in your internal controls. If they did not provide this information in writing please advise us of this fact.

60 East 42nd Street • New York, New York 10165 • telephone 212.661.3535 • facsimile 212.972.1677
Albany • Boca Raton • Buffalo • New York City • Palm Beach Gardens • Toronto • www.hodgsonruss.com

Securities and Exchange Commission
July 25, 2006

Response:

On June 6, 2006, the Company received a required auditor communication letter (the “Auditor Letter”) from Carlin, Charron & Rosen, LLP, its former auditors (“CCR”), advising it of certain information related to CCR’s audit of the Company’s financial statements as of December 31, 2005 and for the two year period then ended. The Auditor Letter included a section titled “Material Weaknesses in Internal Controls”, which contained information regarding material weaknesses CCR identified in the Company’s internal control over financial reporting during the audit process. The pertinent content of the Auditor Letter is included herewith as Exhibit A.

2.	Please advise us, and revise the filing to better explain the nature of the material weaknesses. Tell us what, if any, adjustments were required in the fourth quarter as a result of the material weaknesses. Also, please tell us why you believe the adjustments relate to the fourth quarter, and not prior quarters. It may be appropriate and helpful to update the document with the status of remediation efforts. Please advise and revise as appropriate.

Response:

In order to effectively answer this question, the Company believes it would be appropriate to begin with some background information.

As of September 29, 2005 (the “Closing Date”), David Mladen, purchased such number of shares of Common Stock of the Company, $0.01 par value per share (“Common Stock”), and Series A Convertible Preferred Stock of the Company, $0.01 par value per share (“Series A Preferred Stock”), which, in the aggregate, gave him approximately 51% of the Company’s voting power (the “Stock Purchase Transactions”). In addition, as of the Closing Date, the Company’s existing officers and directors resigned, and Mr. Mladen was appointed as the Company’s sole officer and director.

By virtue of (a) the percentage of the Company’s Common Stock Mr. Mladen acquired, (b) the number of shares of Common Stock Mr. Mladen would receive upon conversion of the shares of Preferred Stock he purchased, (c) the resignation of all of the Company's officers and directors, and (d) the appointment of Mr. Mladen as the Company's sole officer and director, there was deemed to have been a “change in control” of the Company as of the Closing Date.

In connection with the Stock Purchase Transactions, the Company exited the gift liquidation business, and became, in effect, a “shell company”, as defined by Securities Act Rule 405 and Exchange Act Rule 12b-2.

Securities and Exchange Commission
July 25, 2006

At the time of the Stock Purchase Transactions, Mr. Mladen was the majority stockholder and the sole officer and director of Eternal Enterprise, Inc., a Connecticut Corporation (“Eternal”), which owns eight residential apartment buildings in Hartford, CT. Mr. Mladen entered into the Stock Purchase Transactions with the specific intention of taking control of the Company, and, subsequently, causing the Company to acquire Eternal.

In October 2005, the Company formed eight limited partnerships as wholly-owned Delaware subsidiaries of the Company (the "Limited Partnerships"), for the purpose of acquiring Eternal.

As of November 4, 2005, the stockholders of Eternal exchanged, in the aggregate, 100% of the issued and outstanding shares of common stock of Eternal, for (a) limited partnership interests representing 20% of the total partnership interests of each of the Limited Partnerships, and (b) promissory notes in the aggregate principal amount of $2,600,000 (the “Eternal Acquisition”). As a result, Eternal became 100% owned, in the aggregate, by the Limited Partnerships.

Following the Stock Purchase Transactions and the Eternal Acquisition, the business of Eternal became the primary business of the Company.

Using the guidance in paragraph 17 of FAS 141, the Company concluded that since, at the effective time of the Eternal Acquisition: (a) Eternal obtained a majority of the shares of Common Stock of the combined entity after the combination, (b) Eternal obtained the ability to elect and appoint a voting majority of the governing board of the combined entity, and (c) Eternal’s officers and directors replaced the Company’s as officers and directors of the combined entity, the Eternal Acquisition should be treated as a reverse merger with Eternal as the accounting acquirer of the Company for financial reporting purposes. Therefore, the audit conducted by CCR was to the books and records of Eternal, the accounting acquirer and successor filer.

Since the Eternal Acquisition was effective in the fourth quarter of 2005, we don’t believe any adjustments would be necessary for prior quarters, which related to the Company’s former business.

The material weaknesses identified by CCR are set forth in the excerpt for the Auditor Letter, attached hereto as Exhibit A. The Company believes that the material weaknesses defined by CCR in the Auditor Letter, are primarily the result of Eternal’s transition from a privately held company to one which is now publicly traded. The Company is aware that it needs to aggressively develop and implement internal controls over financial reporting which satisfy the increased standards resulting from this change. As such, the Company plans to:

Securities and Exchange Commission
July 25, 2006

  Establish procedures to improve its review of related party transactions and processing of non-accounting documentation;

  Keep its books and records and bank accounts separate from related parties;

  Hire certain staff members including a Chief Financial Officer, or person performing similar functions, to help develop and implement controls to ensure timely and accurate completion of accounting and reporting tasks;

  Document and improve controls over routine and systematic transactions;

  Aggressively seek candidates for independent directorships; and

  Develop controls related to the initiation and processing of non-routine and non- systematic transactions including those resulting from the adoption and implementation of new accounting pronouncements.
3.	We note that you have not disclosed information with respect to the engagement of a new auditor. Please file a new Form 8-K when you have engaged new auditors.

Response:

The Company is currently completing acceptance procedures with potential new auditors. Upon engagement of new auditors, the Company will file a new Form 8-K to report such information.

In connection with these responses, the Company acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosures in the Form 8-K;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 25, 2006

Please do not hesitate to contact the undersigned or Eric C. Mendelson of our office with any questions or further comments.

Very truly yours,

/s/ Jeffrey A. Rinde
Jeffrey A. Rinde, Esq.
Partner of the Firm

EXHIBIT A

(Excerpt from Auditor Letter)

.          .         .

Material Weaknesses in Internal Controls

We have identified certain material weaknesses in the Company’s internal control over financial reporting. Those identified weaknesses are:

1.	The Company did not maintain effective controls over the financial reporting process to ensure the accurate preparation and review of its consolidated financial statements. Specifically, the Company’s controls over the preparation, completeness, and review of reconciliations and journal entries were ineffective in their design and operation. In addition, the Company did not have effective controls over the process for identifying and accumulating all required supporting information to ensure the completeness and accuracy of its consolidated financial statements.

2.	Based on the number and magnitude of audit adjustments, the Company did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principals commensurate with the Company’s financial reporting requirements.

As previously discussed with you, we believe that the Company should (1) document all transactions with related parties with written agreement; (2) have its own set of books and records and checking account separate from…other business ventures; (3) develop controls to ensure that adequate segregation of duties exist; (4) ensure that sufficient staffing levels from both internal and/or outsourced sources exist to assure timely completion of accounting and reporting tasks; (5) document and improve controls over routine and systematic transactions; and (6) develop controls related to the initiation and processing of non-routine and non-systematic transactions including those resulting from the adoption and implementation of new accounting pronouncements.